Filed by Furmanite Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation
Commission File No.: 001-05083

Furmanite FAQs

FAQs at Furmanite Anonymous Question Submittal

Click here to submit an anonymous question to [omitted] -
[omitted]

All questions submitted via this survey link are anonymous and confidential. Neither your question nor the resulting answer will be identified with you personally and nothing submitted via this link will in any way influence your present or future employment with the Company.

The answers to the questions will be posted on the Furmanite Insider (Company Intranet page) for all employees to review and the page will be updated regularly as new questions are submitted. If you would like a direct response to your question, please send the question(s) directly from your email address to [omitted].

To view the FAQ page: From the homepage of The Insider,
click on the FAQ message icon, found in the top right hand of the page.

15. What are some of the near term changes we can expect?
We do not intend to make any immediate changes other than those we would make in the ordinary course of business. The companies currently expect to complete the merger in the first calendar quarter of 2016, subject to satisfaction of the closing conditions. Also see answers to previous questions #9 and #10.

16. When should we expect the merger to be finalized?
Expected completion of the merger is currently first calendar quarter of 2016, subject to satisfaction of the closing conditions. Also see answer to previous question #9.

17. Will we rebrand our mechanical services group?
Any rebranding will not take effect until AFTER the merger is completed. Although any rebranding has yet to be determined, we expect a new mechanical services group to be created that incorporates the best practices of both Team and Furmanite.

18. What is the Hart-Scott-Rodino Antitrust Improvements Act?
The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (Public Law 94-435, known commonly as the HSR Act) is a set of amendments to the antitrust laws of the United States, principally the Clayton Antitrust Act. The HSR Act was signed into law in 1976.

The Act establishes waiting periods that must elapse before certain acquisitions or tender offers may be consummated and authorizes the enforcement agencies to stay those periods until the companies provide certain additional information about the proposed transaction.

The HSR Act provides that parties must not complete certain mergers, acquisitions or transfers of securities or assets, including grants of executive compensation, until they have made a detailed filing with the U.S. Federal

Trade Commission and Department of Justice and waited for those agencies to determine that the transaction will not adversely affect U.S. commerce under the antitrust laws. While parties can carry out due diligence and plan for post-merger integration, they may not take any steps to integrate operations, such as an acquiring party obtaining operational control of the acquired party.

19. What has to happen for the merger to be finalized?
The principal conditions to closing are approval by shareholders of each of Furmanite and Team of certain merger-related proposals, the expiration of the waiting period under the HSR Act, and certain other regulatory approvals.

20. What is the impact on UK, Central Europe, EMEA and APAC?
There are no changes planned prior to the closing of the merger. Note that Team has significant operations in the United Kingdom, Central Europe and Asia-Pacific and has highlighted the expanded presence of the combined companies outside North America as a key benefit of the merger.

21. What is the intention behind the merger with Team?
A discussion of the Furmanite board of directors’ reasons for entering into the merger will be included in the registration statement/proxy statement filed in connection with the merger.

22. Will our benefits change?
At this time there are no planned changes to Furmanite’s benefits. In the United States, we are moving forward with our benefits open enrollment at Furmanite as usual. With all of the benefits taken as a whole, we believe Furmanite and Team currently offer essentially comparable and competitive benefits packages. Like all businesses, Furmanite and Team review their respective benefit packages periodically and make adjustments and we expect the combined company will do the same.

23. How will this impact the processes and systems we use?
Until the completion of the merger, we will continue to use the same processes and systems that we use today. Systems integration benefits are something that we expect to explore as we evaluate synergies, best practices, and lower costs that will benefit the new combined company. However, because Team is currently in the process of a new Enterprise Resource Planning (ERP) implementation, we do not expect significant ERP integration activities until at least 2017.

24. Will any of Furmanite’s existing directors serve on the board of the combined company after the merger?
Team has agreed to add Jeff Davis as a director of the combined company after the merger closes. Also see previous response to question #7.

25. Can I apply to work at Team between now and when the merger is completed?
Furmanite and Team remain separate businesses until the merger is completed and employees should treat Team the same as they would any other unrelated company.

26. How does our leadership intend to involve Furmanite employees in the merger process?
Integration teams will be formed with employees from both Furmanite and Team over the next several months. The companies will jointly decide who will be on these teams and we will meet to identify best practices for moving us forward.

We also intend to communicate as openly as possible, subject to regulatory restrictions, with regular progress updates and answers to your questions. We have set aside an area on the company intranet to post the answers to questions related to the merger. This page will provide you the detail regarding how to submit questions and will be periodically updated with questions and their associated answers.

On the homepage of the Insider, click on the “Frequently Asked Questions” icon on the top right of the page under Team Furmanite Merger News.

Employees may submit questions regarding the merger:

•	By email - sending questions to [omitted]

•	By written letter - address letters to Attn: [omitted], 10370 Richmond Ave, Ste. 600, Houston, TX 77042

•	By survey link - FAQ Team Furmanite Merger Question Submittal. Click this link to enter the anonymous question portal.

All questions submitted by employees will remain anonymous. This is a safe forum and no employee should fear retribution for asking or posing a question in confidence. If you would like a direct answer to your question send an email from your address to [omitted]. If you wish to remain anonymous, submit your question by written mail or through the survey link and the resulting answers can be viewed via the Intranet on the Insider. The written mail and survey link questions are monitored by one individual, who is not on the leadership team, consolidated and then forwarded to the leadership team for review and answer. Only current Furmanite employees have access to the Intranet and the FAQ page.

27. How should I adjust my work practices between now and the closing?
Furmanite and Team remain separate companies until the closing of the merger and you should see no effect or changes in your current work practices. If you have any concerns regarding your current work, please speak with your direct manager or supervisor.

Also see previous response to question #5.

28. What happens to the Furmanite employees who were formerly employed by Team but now work for Furmanite (and vice versa)?
We are aware that this is a concern of some employees. The focus of the new company will be positioning the right people in the right positions to grow the business. We believe the merger will bring together the talents of both companies.
29. What should I do if I receive a question from the media or other third parties?
Employees are asked not to communicate with the media or other third parties regarding the merger. If you are contacted, please do not comment on the merger. Instead, please provide the corporate office telephone number, 713-634-7777, to the person inquiring and any such calls will be directed to the appropriate representative.

30. Some customers may have questions about how our overlapping products and services will be impacted.  What do I tell these customers?
It is understandable that some customers might have concerns about the implications of the merger.  It will be the responsibility of both Team and Furmanite to communicate regularly and often to our customers regarding the process of merging our overlapping product lines and educate our customers that we will be able to more effectively meet their needs and that the acquisition will benefit all stakeholders.  The capability and capacity of the new company will provide customers more services, more and better technology and more resources.  We understand that we face intense competition from many other companies that will continue trying to displace our customer relationships.

Refer to the Customer Notification of Merger letter, Customer Talking Points and Customer FAQs that were provided as resources and reassure customers that we will keep them informed as more information is available.

31. What about outstanding contracts?
Furmanite contracts will continue to be honored as in the normal course of business.

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.